May 8, 2019

Re:	Auris Medical Holding Ltd. Registration Statement on Form F-1, as amended Registration No. 333-231114

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on May 9, 2019 or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Alexander Dinur of Lowenstein Sandler LLP at (973) 422-6732.

Sincerely,

Auris Medical Holding Ltd.

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Via EDGAR